NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2006.

This MD&A is prepared as of March 28, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2            Overview

1.2.1         Summary

Northern Dynasty is a mineral exploration company focused on developing the Pebble Copper-Gold-Molybdenum Project. The Pebble Property is located in Alaska, 17 miles (27 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

An extensive, northeast-trending mineralized system underlies the Pebble Property. The system hosts several copper, gold and molybdenum deposits. The Pebble West Deposit was discovered and partially outlined through drilling by a previous operator from 1987-1997. Northern Dynasty acquired the right to earn an interest in the Pebble Property in late 2001 and, since that time, has substantially expanded the Pebble West deposit and located three additional porphyry copper-gold-molybdenum deposits as well as a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins.

The Pebble Project made a transition from exploration to development planning in 2004. The Company has been carrying out comprehensive technical programs, including drilling, a full spectrum of engineering assessments, and environmental and socio-economic studies. Until 2005, these studies had been focused on a development plan for the Pebble West Deposit, an estimated 4.1 billion tonne near-surface resource that is

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

amenable to extraction by open pit methods. The estimated mineral resources in the Pebble West deposit to March 2005 1 at a 0.30% copper-equivalent cut-off3 include:

  Measured and Indicated Resources of 3.0 billion tonnes grading 0.28% copper, 0.32 g/t gold, and 0.015% molybdenum, containing 18.8 billion pounds of copper, 31.3 million ounces of gold and 993 million pounds of molybdenum

  Inferred Resource of 1.1 billion tonnes grading 0.24% copper, 0.30 g/t gold and 0.014% molybdenum, containing 5.9 billion pounds of copper, 10.8 million ounces of gold and 361 million pounds of molybdenum.

In late 2005, the Pebble East porphyry copper-gold-molybdenum deposit was discovered and, since that time, work has focused on this new deposit. Pebble East is located adjacent and to the east of the Pebble West deposit. It is deeper but higher grade than Pebble West and a preliminary analysis indicates that it is amenable to underground bulk mining. An initial inferred resource of 1.1 billion tonnes was announced for Pebble East at the end of the 2005 season.

Drilling in 2006 continued to intersect long intervals of high-grade copper-gold-molybdenum mineralization. In February 2007, the results of a resource update were announced. At a 0.6% copper equivalent cut-off, the estimated mineral resources in Pebble East are:

  Inferred Resource of 3.4 billion tonnes grading 0.56% copper, 0.36 g/t gold and 0.036% molybdenum, containing 42.6 billion pounds of copper, 39.6 million ounces of gold, and 2.7 billion pounds of molybdenum.

Infill and step out drilling is planned for Pebble East in 2007. The step out holes will test for further expansion to the north and south, as the deposit remains open in those directions. The focus of the infill program will be to increase the confidence in the resource, and move a significant portion of it into the measured and indicated categories.

The discovery of Pebble East also resulted in the preparation of a new development plan and timelines for the Project. Additional engineering, environmental and socio-economic studies have been undertaken in 2006, and will continue in 2007, to support an Integrated Development Plan ("IDP") for the Project involving both the Pebble East and Pebble West Deposits. The objective is to provide the information necessary to submit, in due course, permit applications for a modern, long-life mining operation.

In July 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”), a subsidiary of Rio Tinto plc (“Rio Tinto”), for $10.00 per share. Kennecott has a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. The right thereafter continues as a 19.9% right until Kennecott either fails to take up any offered allotment or the fifth anniversary of the agreement, whichever occurs first.

In January 2007, Northern Dynasty was advised by Galahad Gold plc (“Galahad”) that QIT-Fer Et Titane Inc., an affiliate of Rio Tinto, agreed to purchase 9.4 million shares of Northern Dynasty from Galahad at a price of $10 per share. The share purchase, which closed February 1, 2007, increased Rio Tinto’s indirect

____________________________________________
1 The resource estimate was completed under the direction of David W. Rennie, P. Eng. of Scott Wilson Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., independent Qualified Persons.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

ownership in Northern Dynasty to approximately 19.79% . As a consequence of this transaction, Galahad’s shareholding in Northern Dynasty has been reduced and its right to participate in Northern Dynasty financings will expire. Also, Rio Tinto’s 5-year right to participate in certain future financings will be reduced from a 50% level to approximately 19.9% . In December 2006, and subject to shareholder approval at the upcoming Annual General Meeting, Northern Dynasty’s Board of Directors adopted a Shareholder Rights Plan for the Company which is triggered at 20%. In conjunction with Galahad’s sale of its Northern Dynasty shareholdings, Messr. Ian Watson and Messr. Morris Beattie, retired from the board of directors.

1.2.2          2006 Technical Programs

Drilling

The 2006 program consisted of holes drilled for exploration, engineering and environmental purposes in the area of the Pebble East deposit, as tabulated below:

# of Drill holes	Footage	Meters	Purpose	Type
19	73,721	22,470	Exploration	Core
17	3,176	968	Geotechnical	Core
14	1,611	491	Monitoring wells	Percussion
50	78,508	23,659

Core drilling to explore and define the Pebble East deposit was completed in 19 holes, expanding the deposit to a north-south strike length exceeding 7000 ft (2100 m), and over a width exceeding 4000 ft (1220 m). Grades consistently exceed 1% copper equivalent. The deposit remains open for expansion to the north and to the south.

Mineral resources as estimated in February 2007 are presented at a variety of cut-offs in the table below:

PEBBLE EAST DEPOSIT - INFERRED MINERAL RESOURCES – FEBRUARY 20071
Cut-Off	Size	Grade				Contained Metal
CuEQ[2,3] %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ[2] %	Copper B lb	Gold M oz	Molybdenum B lb
0.60	3,379	0.57	0.36	0.036	1.00	42.6	39.6	2.7
0.70	2,835	0.62	0.38	0.037	1.06	38.8	34.9	2.3
0.80	2,312	0.67	0.40	0.038	1.14	34.3	30.1	1.9
0.90	1,841	0.73	0.43	0.038	1.21	29.6	25.4	1.5
1.00	1,421	0.79	0.46	0.039	1.29	24.6	20.9	1.2
1.10	1,057	0.85	0.49	0.039	1.37	19.8	16.6	0.9

Note 1

By prescribed definition, “Mineral Resources” do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Note 2

Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05).

Note 3

A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. For bulk underground mining higher cut-offs, such as 0.60% CuEQ, are typically used. All cut-offs are subject to a feasibility study.

The February 2007 Pebble East resource estimate is based upon drill core assay results from 132 core holes completed by Northern Dynasty in the Pebble East area. The estimate was prepared by the technical staff of Northern Dynasty and audited by industry leading geological and mining consultants at Scott Wilson Roscoe

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Postle Associates Inc., under the direction of David W. Rennie, P. Eng., an independent Qualified Person as defined by National Instrument 43-101. A technical report detailing the resource estimate is in preparation.

Integrated Development Plan

The engineering effort in 2006 was reduced from the previous year, pending the delineation of the Pebble East deposit. The work that was completed was focused on collection of data to support the preparation of the IDP, in particular, some key preliminary data for Pebble East. The main areas in which analysis continued during the year were:

  Geotechnical evaluations of the surface soil deposits in the vicinity of potential tailings storage sites;

  Analysis of power supply options,

  Collection of geotechnical and hydrogeological data to support design of a potential underground mine at Pebble East;

  Initial evaluation of bulk underground mining options for Pebble East, with a focus on determining potential mining rates and development scenarios; and

  Initial scoping-level metallurgy on Pebble East and collection of samples for a pre-feasibility level metallurgy program in 2007.

Geotechnical Data

Pebble East

A major program was initiated to collect geotechnical data specifically intended to support design of a major underground mine at Pebble East. A major independent consulting firm with significant expertise in defining underground mining parameters was engaged. Their personnel oriented and logged 4 holes as they were drilled and also re-logged 4 holes drilled in 2005. In addition, a number of holes drilled in 2006 were tested with an acoustic logger. Work to correlate the geotechnical and acoustic logs was initiated in the third quarter.

All these data are currently being assessed and a similar program will be conducted in 2007.

In addition to collecting rock quality parameters, a deep groundwater monitoring system was installed in one of the exploration holes. The data will be used to assess the hydrogeological parameters of Pebble East.

Surface

Seventeen holes, with depths ranging between 90 and 400 ft, were drilled to further understand the characteristics of the surface soil properties on the site. Most of these holes were drilled in the vicinity of one of the possible tailings sites. Others were drilled over top of Pebble East to assess the quality of the soils.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mine Engineering

In the third quarter, Northern Dynasty engaged an independent consulting firm with significant experience in the evaluation of large-scale underground mines to commence a scoping-level assessment of Pebble East. This study demonstrated that an underground mine on Pebble East could produce as much as 110,000 tonnes per day over a 50 year or longer period. The results of this work are currently being updated to incorporate the latest resource model based on the 2006 drilling. These results will then be used to assess the preferred development strategy for the IDP.

Metallurgy

Preliminary scoping tests were completed at SGS Lakefield Research in April 2006 on samples from a 200 ft intersection of drill hole 5327 in the Pebble East deposit. The samples were composited into a single overall sample and into four samples representing 50 foot down-hole lengths. The work demonstrated that the Pebble East mineralization that was tested is amenable to treatment with a flowsheet encompassing a simplified suite of reagents, incorporating rougher/scavenger flotation at natural pH and a combination of regrinding of bulk rougher concentrate and bulk scavenger cleaner concentrate, copper/pyrite separation and final cleaning. Excellent concentrate grades were achieved with simple pH control using lime.

Projected overall recoveries for the composite tested, based on lock cycle test results, are 98% for copper, 78% for gold and 73% for molybdenum (to copper flotation concentrate) from a calculated feed grade of 0.75% Cu, 0.38 g Au/t and 0.012% Mo.

Sample collection for detailed metallurgical studies of Pebble East commenced in the third quarter of 2006. Quarter core samples were collected on site from holes drilled in 2005 and the first four holes drilled in 2006 and forwarded to SGS Lakefield Research. Composite preparation was started by year end; a total of 134 composites were prepared. The planned program, including comminution tests, flotation test and environmental data generation, is scheduled for completion in the first half of 2007.

Infrastructure

Although a base case for the project infrastructure has been developed, previous studies had shown that some alternatives for the port site and road may offer opportunities. Investigations continued during the latter half of 2006. Homer Electric Association is continuing its analysis of power generation and transmission alternatives to optimize project design, cost, and schedule factors.

Environmental, Cultural and Socio-Economic Studies

Northern Dynasty’s comprehensive environmental and socioeconomic study programs continued in 2006, along with its efforts to engage local communities, and other project stakeholders in an informed dialogue on the deposit geology, project design alternatives and the environmental studies. Over the past 12 months, more than 350 meetings have been facilitated with project stakeholders throughout the State of Alaska and the Company also continued its local hire/recruiting, workforce training, and local business development initiatives.

The Company has now completed three consecutive years of environmental and socio-economic baseline data studies. This work was undertaken by over 45 independent consulting firms, and expanded the geographic scope of its investigations to support Pebble East planning. Water rights applications were submitted to the

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Alaska Department of Natural Resources in July 2006 to maintain Northern Dynasty’s priority status. These applications will be processed during project permitting, which is planned to commence when the optimized project is designed.

All consultants have completed the analysis of the data collected during 2004-2005 and have drafted their respective chapters of the Draft Environmental Baseline Document. These chapters are now with the senior technical reviewers. Consultants are now analyzing the 2006 data.

Northern Dynasty continues to focus on developing positive working relationships with many local Native and community institutions, while supporting skills training, workforce and business development, local scholarships, search and rescue efforts, and other community initiatives.

The Company has employed more than 100 local people from more than 20 small Bristol Bay communities in each of the last two years, and made significant expenditures on local goods, services and salaries. The Company spent over $3 million in the local regions in 2006, an increase from $2.8 million in 2005. It also entered into 14 different goods and service contracts with Bristol Bay companies. On-site training programs have enabled Northern Dynasty to hire more local people and to advance workers to positions requiring more skill and responsibility. The Company is also investing in the future, by providing financial support to introduce mining and natural resources career education in schools in the local region.

1.2.3          Plans for 2007

A comprehensive program is planned for 2007, encompassing drilling, engineering, and on-going environmental data collection and community engagement programs. Detailed budgets are now in preparation.

Exploration and Resource Drilling

Drilling re-commenced at the Pebble Project site in the first half of February 2007. Currently five rigs are working, with plans to ramp up to 8 rigs in April.

The 2007 program will focus on Pebble East and consist of two components: delineation drilling and infill drilling. Delineation drilling in the order of 100,000 ft (30,400 m) will focus on extending the Pebble East deposit to the north and the south and to define its eastern and western limits. Infill drilling will comprise approximately 150,000 ft (45,720 m) and focus on upgrading the resource classification of the highest grade 1 billion tonnes of the deposit.

Other Drilling

Drilling is also planned for the collection of additional surface soils and groundwater data throughout the site.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Engineering

To achieve the 2007 objectives, the key engineering tasks that have been identified are:

  Collect additional site and underground geotechnical data to support ongoing mine design work;

  Complete pre-feasibility level metallurgical testwork on Pebble East to optimize conventional processing systems and designs;

  Continue to assess the major infrastructure elements (access road, port and power) in order to establish the optimum alternatives and designs for these Project components; and

  Develop the best overall Project mine plan from the extensive mineral resources available.

Environmental

Northern Dynasty's comprehensive environmental and socioeconomic study programs will continue in 2007 with the objectives of collecting data in the expanded Pebble East deposit area and to compare annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary focus of 2007 programs will be in the areas of water, aquatic/fish, terrestrial/wildlife, wetlands, and subsistence/traditional use. As well, the penultimate draft of the Pebble Project Environmental Baseline Document will be completed in 2007.

Community outreach and stakeholder communication initiatives will continue and expand in 2007 with the hiring of local community associates within some of the area villages. In addition, there will be an expanded interaction with and briefings of industry associations such as the Alaska Miners’ Association and the Resource Development Council and with grassroots movements such as Truth About Pebble. Notwithstanding the information campaign against mining in Bristol Bay by a small minority of special interests, there is growing support for responsible development and for adhering to due process in project permitting in the State. This is evidenced by the successful October 2006 re-election of the incumbent mayor and key council members of the Lake and Peninsula Borough and the November 2007 state election of a Republican governor whose campaign position was in support of mining and advocated due process for permitting of Pebble.

1.2.4          Market Trends

Overall, copper prices have increasing since late 2003. Copper prices averaged US$3.03/lb in 2006 but as a result of increasing supply, copper prices have dropped slightly in early 2007, averaging US$2.62/lb to mid March.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004, and peaked at an average price of US$33/lb in 2005. Prices stabilized in 2006, averaging US$25.53/lb over the year. In early 2007, molybdenum prices increased slightly, averaging US$25.94/lb to mid March.

Overall, gold prices have been increasing for more than three years and, although there was some volatility late in 2006, the average for the year - US$604/oz – was higher than the average price - US$445/oz - in 2005. Volatility in the gold price has continued in 2007, but the average price to mid March is US$648/oz.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3            Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2006	2005	2004
Current assets	$98,111,993	$14,177,877	$13,254,219
Mineral properties	168,221,821	16,706,930	11,788,621
Other assets	633,445	411,205	398,101
Total assets	266,967,259	31,296,012	25,440,941

Current liabilities	7,839,372	3,161,012	3,025,155
Other liabilities	61,601,069
Shareholders’ equity	197,526,818	28,135,000	22,415,786
Total liabilities and shareholders’ equity	266,967,259	31,296,012	25,440,941

Working capital	90,272,621	11,016,865	10,229,064

Expenses
Amortization	123,908	93,179	45,994
Conference and travel	935,981	700,718	351,201
Exploration	50,612,416	43,066,417	32,594,900
Legal, accounting and audit	931,318	312,507	143,916
Office and administration	3,041,226	2,361,520	1,382,986
Shareholder communication	385,920	367,134	471,032
Trust and filing	149,270	192,662	85,438
Foreign exchange loss (gain)	(772,703)	(281,639)	251,135
Future income tax recovery	(637,496)	–	–
Gain on sale of marketable securities	(194,381)	–	–
Interest expense (income)	(2,237,667)	(584,562)	(357,926)
Write down of marketable securities	–	–	351,094
Stock-based compensation – exploration	1,882,378	1,787,506	3,111,302
Stock-based compensation – administration	4,162,686	2,302,389	3,267,575
Loss for the period	$58,382,856	$50,317,831	$41,698,647

Basic and diluted loss per share	$(0.75)	$(0.90)	$(1.04)

Weighted average number of common shares outstanding	77,708,870	55,845,791	39,926,335

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4            Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31
	2006	2006	2006	2006	2005	2005	2005	2005
Current assets	98,112	107,966	22,516	$ 11,885	$ 14,178	$ 18,646	$ 28,265	$ 39,262
Mineral properties	168,222	152,178	152,096	16,707	16,707	16,707	16,707	16,707
Other assets	633	512	391	394	411	431	450	405
Total assets	266,967	260,656	175,003	28,986	31,296	35,784	45,422	56,374

Current liabilities	7,839	6,391	4,166	2,987	3,161	4,718	4,812	3,892
Other liabilities	61,601	46,195	46,194	–	–	–	–	–
Shareholders’ equity	197,527	208,070	124,643	25,999	28,135	31,066	40,610	52,482
Total liabilities and
shareholders’ equity	266,967	260,656	175,003	28,986	31,296	35,784	45,422	56,374

Working capital	90,273	101,574	18,350	8,898	11,017	13,928	23,453	35,370

Expenses
Amortization	61	26	19	18	24	24	25	19
Conference and travel	375	199	184	178	210	147	261	83
Exploration	16,565	16,115	11,055	6,877	10,483	15,335	11,666	5,582
Legal, accounting and audit	324	240	205	163	128	62	74	50
Office and administration	732	696	865	749	469	695	705	493
Shareholder communication	139	69	95	83	77	116	85	89
Trust and filing	2	29	11	107	59	38	29	67
Subtotal	18,198	17,374	12,434	8,175	11,450	16,417	12,845	6,383
Fair value adjustment on
price protection	–	–	–	–	(634)	634	–	–
Foreign exchange loss (gain)	(746)	(230)	268	(65)	(55)	(199)	(47)	20
Interest expense (income)	(984)	(943)	(177)	(133)	(113)	(152)	(201)	(118)
(Gain) on sale of marketable
securities	–	–	–	(194)	–	–	–	–
Subtotal	16,468	16,201	12,525	7,783	10,648	16,700	12,597	6,285
Stock-based compensation	1,339	1,048	2,555	1,103	442	1,497	759	1,391
Future income tax recovery	(638)	–	–	–	–	–	–	–
Loss for the period	17,169	17,249	15,080	8,886	11,090	18,197	13,356	7,676

Basic and diluted loss per
share	$ (0.19)	$ (0.20)	$ (0.21)	$ (0.15)	$ (0.18)	$ (0.32)	$ (0.24)	$ (0.16)

Weighted average number of
common shares outstanding
YTD (thousands)	91,027	86,599	71,977	60,804	59,309	57,189	56,670	49,351

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5            Results of Operations

Loss for the year ended December 31, 2006 increased to $58.4 million, compared to a loss of $50.3 million in the previous fiscal year. Included in the loss for the current year was a non-cash stock-based compensation expense of $6.0 million (2005 – $4.1 million) .

Expenses, excluding stock-based compensation, foreign exchange gains, interest income and future income tax recovery, increased slightly to $56.2 million from $47.1 million in the previous year.

Exploration costs increased slightly to $50.6 million from $43.1 million in the previous year. The main exploration expenditure during the year were:

  environmental planning and testing (2006 – $13.7 million; 2005 – $13.1 million);

  site activities (2006 – $10.3 million; 2005 – $5.1 million);

  drilling (2006 – $7.6 million; 2005 – $5.7 million) and

  helicopter transportation (2006 – $5.6 million; 2005 – $4.7 million).

  engineering (2006 – $4.7 million; 2005 – $9.3 million)

  socioeconomic (2006 – $4.6 million; 2005 – $2.5 million)

The increase in exploration costs is due to the increased activities involved in creating an integrated development plan, involving both Pebble East and Pebble West, to achieve feasibility level engineering and provide the information necessary to submit, in due course, permit applications for a mine at Pebble.

Office and administration costs increased to $3.0 million from $2.4 million in the previous year mainly due to increased administrative activities required to support work at the Pebble site. Legal, accounting and audit increased to $0.9 million (2005 – $0.3 million) due to legal advisory services incurred for regulatory and environmental matters in Alaska.

Stock-based compensation of $6.0 million was charged to operations during 2006 fiscal year, compared to $4.1 million in the previous year, due to the amortization of stock based compensation granted in the prior year and options granted during the year.

Interest income increased to $2.2 million (2005 – $0.6 million) due to higher cash balance on hand compared to the prior year.

There was a future income tax recovery during the year of $0.6 million due to the build up of losses and resource pools available to reduce future income.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6            Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At December 31, 2006, the Company had working capital of approximately $90.3 million.

On July 28, 2006 the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”) for $10.00 per share. Kennecott has a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. The right thereafter continues as a 19.9% right until Kennecott either fails to take up any offered allotment or the fifth anniversary of the agreement, whichever occurs first.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company.

1.7            Capital Resources

At December 31, 2006, Northern Dynasty had working capital of approximately $90.3 million, as compared to $11 million at December 31, 2005. The Company has no long-term debt and had 91,685,519 common shares issued and outstanding at December 31, 2006.

The Company had no commitments for material capital expenditures as of December 31, 2006.

During the period November 2004 to May 2006, the Company exercised its options for a 100% interest in the Pebble property.

The Company will use its capital resources primarily to continue its exploration and development program on the Pebble property.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8            Off-Balance Sheet Arrangements

None.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9            Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company were $3,728,221 for the year ended December 31, 2006 as compared to $2,286,249 for the year ended December 31 2005. The variance between the current year and the 2005 fiscal year is due to the increased level of activity of the Company and additional resources provided by HDI to assist the Company’s exploration and development activities.

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI, a related party to the Company, in respect of Teck Cominco’s Pebble copper-gold-molybdenum property in southwestern Alaska. During the year ended December 31, 2006, the Company completed the acquisition of the 20% remaining contractual interest in the Pebble Property from HDGI (see note 6 of the accompanying financial statements).

During the year ended December 31, 2006, the Company paid:

  $176,138 (2006 – $203,225) to a private company controlled by Bruce Jenkins, the Chief Operating Officer of the Company's main subsidiary, for project management services.

  $31,355 (2005 – $47,421) by Galahad Gold plc, a significant shareholder of the Company at December 31, 2006, for travel expenses.

  $1,950 (2005 – $11,835) to a private company controlled by Morris Beattie, a then director at December 31, 2006, for engineering services.

  $16,050 (2005 – $nil) to a private company controlled by Gordon Fretwell, a director, for management services.

On November 30, 2006, the Company received irrevocable notifications of exercise from holders of 748,000 common share purchase options. Under the Company's incentive option plan, as amended, the persons exercising these options were permitted to defer paying to the Company the required exercise proceeds of $5.00 per share for a period up until 10 days after an internally imposed share trading blackout period applicable to these persons has been lifted (but within 90 days in any event unless a regulatory approval for an further extension is obtained). The blackout was imposed on account of their involvement in certain sensitive negotiations. The common share certificates in respect of these exercised options are held by the Company and will not be released until the required cash payment has been received. Subsequent to December 31, 2006, the blackout was lifted and the cash payment relating to the exercised options were received by the Company.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10            Fourth Quarter

The loss for the fourth quarter of 2006 decreased slightly to $17.1 million from 17.2 million in the third quarter of the year due to a future income tax recovery of $0.6 million. Exploration activity at the Pebble site and stock-based compensation increased slightly in the fourth quarter of 2006 compared to the third quarter of 2006 due to the amortization of stock-based compensation granted in prior quarters.

Exploration expenses increased in the fourth quarter of the year to $16.6 million from $16.1 million in the third quarter of the year due to ongoing exploration activities continuing later in the year. Office and administration increased slightly by in the fourth quarter of the year to $0.74 million from $0.69 million in the third quarter due to legal advisory services incurred for regulatory matters in Alaska and auditing and accounting services for tax related matters.

1.11            Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12            Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended December 31, 2005, included in the Annual Information Form and on file at www.sedar.com. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of property, plant and equipment.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

1.13            Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on January 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

The Company is currently evaluating the full impact of the standards and will be required to present a new statement entitled “Comprehensive Income”.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

Section 1506 is applicable for the Company beginning January 1, 2007. The impact of Section 1506 cannot be determined until such time as the Company makes a change in accounting policy.

1.14            Financial Instruments and Other Instruments

None.

1.15            Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1         Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2         Disclosure of Outstanding Share Data

The following details the share capital structure as of March 28, 2007, the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				91,890,519

Share purchase options	September 28, 2007	$ 5.40	53,000
	November 30, 2007	$ 4.50	134,334
	November 30, 2007	$ 5.31	430,000
	December 14, 2007	$ 5.37	15,000
	April 30, 2009	$ 7.25	381,870
	April 30, 2011	$ 7.25	945,000
	April 30, 2009	$ 9.81	62,500
	April 30, 2009	$10.32	613,000
	February 20, 2012	$10.95	828,000	3,462,704

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for copper, gold, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for gold, copper, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

NORTHERN DYNASTY MINERALS LTD.
YEAR ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3         Internal Control Over Financial Reporting and Disclosure Controls

Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

The Company’s management, including the CEO and CFO, conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management has evaluated the effectiveness of internal control over financial reporting. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2006.